SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
Cash	$	533,890
Prepaid expenses		12,253
Receivable from SC Affiliates, LLC		20,000
Total Assets	**$**	**566,143**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payable to SC Affiliates, LLC	$	52,034
Commitments and Contingencies (See Note 5 and 6)		
Member's Equity		514,109
Total liabilities and member's equity	**$**	**566,143**

The accompanying notes are an integral part of these financial statements.